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(LETTERHEAD OF SULLIVAN & CROMWELL APPEARS HERE)

                                                 February 8, 1994


Constellation Bancorp,
   68 Broad Street,
      Elizabeth, New Jersey 07207.

CoreStates Financial Corp,
   Broad and Chestnut Streets,
      Philadelphia, PA 19107.

Ladies and Gentlemen:

        We have acted as counsel to Constellation Bancorp, a corporation organized under the laws of New Jersey (the "Company"), in connection with the planned merger (the "Merger") of the Company with and into CoreStates Financial Corp, a corporation organized under the laws of Pennsylvania ("Acquiror"), pursuant to the Agreement and Plan of Merger, dated as of the 2nd day of August, 1993, by and between Acquiror and the Company (the "Agreement"). Capitalized terms used but not defined herein shall have the meanings specified in the Agreement.

        With respect to the Merger, we have assumed with your consent that:

        (a)  the Merger will be effected in accordance with the Agreement, and

        (b) the representations contained in the certificates received from George R. Zoffinger, President and Chief Executive Officer of the Company, and David C. Carney,

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Constellation Bancorp
CoreStates Financial Corp

                                                                           -2-


Chief Financial Officer of Acquiror, will be true at the Effective Time.

        On the basis of the foregoing, and our consideration of such other matters of fact and law as we have considered necessary or appropriate, it is our opinion that, under presently applicable Federal income tax law,

        (a) the Merger will be a reorganization within the meaning of Section 368(a) of the Code,

        (b) no gain or loss will be recognized by Acquiror or the Company as a result of the Merger,

        (c) no gain or loss will be recognized by the shareholders of the Company who exchange all of their shares of Company Common Stock solely for shares of Acquiror Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Acquiror Common Stock),

        (d) the tax basis of the shares of Acquiror Common Stock received by shareholders who exchange all of their shares of Company Common Stock solely for shares of Acquiror Common Stock pursuant to the Merger will be the same as the tax basis of the shares of Company Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received), and

        (e) the holding period of the shares of Acquiror Common Stock received by shareholders who


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Constellation Bancorp
CoreStates Financial Corp

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     exchange all of their Company Common Stock solely for shares of Acquiror
     Common Stock pursuant to the Merger will include the holding period during which the shares of Company Common Stock were held, provided that such shares of Company Common Stock are held as capital assets at the Effective Time.

The tax consequences described above may not be applicable to a shareholder of the Company who acquired the stock of the Company pursuant to the exercise of an employee stock option or right or otherwise as compensation.

          We hereby consent to the reference to us under the heading "The Merger
- -- Certain Federal Income Tax Considerations" in the Proxy Statement-Prospectus pertaining to the Merger and to the filing of this opinion as an exhibit to the related Registration Statement on Form S-4 filed with the Securities and Exchange Commission. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.


                                                 Very truly yours,

                                                 /s/ SULLIVAN & CROMWELL